Form 10-K, Exhibit 13
period 1994-05-31
IMRS INC
filed 1994-09-28
CIK 878594

                                                                Exhibit 13.1


                                      IMRS






                       ----------------------------------
                               1994 ANNUAL REPORT
                       ----------------------------------

- - - --------------------------------------------------------------------------------
DELIVERING THE WORLD'S BEST BUSINESS SOFTWARE SOLUTIONS
- - - --------------------------------------------------------------------------------

HEADQUARTERED IN STAMFORD, CONNECTICUT, IMRS(R) IS A LEADING DEVELOPER AND SUPPLIER OF CLIENT/SERVER FINANCIAL SOFTWARE FOR ENTERPRISES WORLDWIDE. A TECHNOLOGY LEADER, IMRS HAS BEEN DEVELOPING FINANCIAL APPLICATIONS FOR NETWORK COMPUTING ENVIRONMENTS SINCE 1981.

TODAY, IMRS SOFTWARE IS USED IN A WIDE VARIETY OF BUSINESS APPLICATIONS INCLUDING ACCOUNTING, FINANCIAL CONSOLIDATION, MANAGEMENT REPORTING, BUDGETING, PLANNING AND ANALYSIS.

PRODUCTS INCLUDE:  HYPERION(R) AND HYPERION SQL(TM), FOR FINANCIAL
MANAGEMENT UNDER MICROSOFT WINDOWS; MICRO CONTROL(R), FOR ENTERPRISE-WIDE FINANCIAL REPORTING; FASTAR(R), FOR SPREADSHEET-BASED REPORTING; FINALFORM,
FOR CONTROLLED DATA COLLECTION; IMRS FORMS(TM), A WINDOWS-BASED DATA COLLECTION PRODUCT; AND IMRS ONTRACK(R), FOR GRAPHICAL DATA PRESENTATION. THE DELIVERY OF HYPERION FINANCIALS(TM), A WINDOWS-BASED SUITE OF INTEGRATED ACCOUNTING SOFTWARE FOR CLIENT/SERVER ENVIRONMENTS, WILL ROUND OUT THE COMPANY'S FAMILY OF COMPLETE FINANCIAL SOFTWARE SOLUTIONS.

THROUGH DIRECT SALES AND SUPPORT OPERATIONS IN 23 COUNTRIES, IMRS HAS DELIVERED SOLUTIONS TO OVER 1600 BLUE CHIP MULTINATIONAL CLIENTS.

- - - -----------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS  (Dollars in thousands, except per share data)
- - - -----------------------------------------------------------------------------------------------------------
For the Year Ended June 30

                                             1990          1991          1992          1993          1994
- - - -----------------------------------------------------------------------------------------------------------
Revenues                                   $24,087       $34,324       $45,996       $61,025       $84,384
- - - -----------------------------------------------------------------------------------------------------------
Net income                                   1,664         2,651         4,202         4,284         8,470
- - - -----------------------------------------------------------------------------------------------------------
Earnings per share                         $   .29       $   .46       $   .61       $   .57       $  1.09
- - - -----------------------------------------------------------------------------------------------------------
R & D spending                             $ 4,164       $ 5,774       $ 6,888       $11,679       $14,547
- - - -----------------------------------------------------------------------------------------------------------

As of June 30

Cash and cash equivalents                  $ 1,409       $ 4,798       $22,870       $22,887       $35,404
- - - -----------------------------------------------------------------------------------------------------------
Working capital                              2,442         5,499        24,970        26,185        34,157
- - - -----------------------------------------------------------------------------------------------------------
Total assets                                18.949        23,867        51,160        64,571        89,371
- - - -----------------------------------------------------------------------------------------------------------
Stockholders' equity                       $ 6,084       $ 8,735       $33,337       $40,519       $52,305
- - - -----------------------------------------------------------------------------------------------------------
Number of employees                            190           261           335           419           554
- - - -----------------------------------------------------------------------------------------------------------

* includes a one-time charge relating to the fiscal 1993 purchase of R&D, which had the effect of reducing net income by approximately $1,560 or $.21 per share.

                                         --------------------------------------------------------------------------------
                                         TO OUR STOCKHOLDERS
                                         --------------------------------------------------------------------------------



                                          I am pleased to report another year of exceptional growth and success for IMRS.
                                          With total revenue growth of 38%, to $84.4 million, including a 42% increase in software license revenues, we continue to demonstrate our ability to provide strong financial management solutions for our customers - enterprises numbering over 1600 worldwide.
          A STRONG PRODUCT LINE;
     A TECHNOLOGY VISION; A COMMITMENT    Operating income increased 107% to $13.9 million from $6.7 million for the
      TO SERVICE; AND OUR COMPHENSIVE     prior year ended June 30, 1993, reflecting an operating margin of 16.4% of
     GLOBAL CAPABILITIES, ALLOW US TO     revenues for fiscal 1994.  Net income was $8.5 million or $1.09 per share, up
     DELIVER THE WORLD'S BEST BUSINESS    98% from $4.3 million ($.57 per share) last year.  IMRS's fiscal 1993 operating
   SOFTWARE SOLUTIONS TO OUR CUSTOMERS.   results included a one-time charge relating to the purchase of research and development, which had the effect of reducing net income for that year by $1.6 million (or $.21 per share).

                                          During the year IMRS was identified by Forbes magazine as one of "The World's Best
                                          Small Companies."  And, once again we were included in Software Magazine's listing of "Top
                                          100 Independent Software Companies," this year cited among the 20 fastest growing of the top 100 worldwide.

                                          International Data Corporation, a leading market research firm, recently recognized
                                          IMRS as having the third largest share of client/server financial systems.  We are in fact the largest Windows-based solutions provider in this market - even before the addition of our transaction accounting product line.

                                          Our Windows products - Hyperion, IMRS OnTrack, and IMRS Forms, now combine to provide a unique and powerful enterprise-wide financial management system.  We remain convinced that over the next several years the market will increasingly demand an integrated financial solution - a line of management reporting and accounting products built around new client/server technologies and a Microsoft Windows graphical user interface.

                                          IMRS is a company that has repeatedly broken new ground.  With Micro Control we were the first software company to prove that corporate solutions could be achieved using networks of personal computers.  With the introduction of Hyperion we demonstrated that a
                                          Windows-based solution could successfully manage large scale financial data requirements.
                                          Our internal tracking shows that Hyperion, which collects, manages and reports financial information, was chosen in more than 80 percent of all corporate decisions in North
                                          America in this product category.  As of June our Hyperion client base numbered 560 headquarters sites.

                                          And now as we introduce Hyperion Financials, our new line of accounting products, we are prepared once again to lead the way with all the components of a complete solution -
                                          one that we believe no competitor can match.

THE BEST TECHNOLOGY

    Technology changes continue to be rapid and complex. Our ability to successfully turn the latest advances in information technology into useful solutions has made us an innovator in financial management software.

    A pure, balanced client/server architecture underlies our new product line. Our products are built in an object-oriented programming environment, and offer performance, portability, and scalability.

    As an early Windows NT applications developer, we were one of the first to ship a Windows 32-bit application. In addition, the development work we've done for Hyperion NT has provided us with a running start on Microsoft's new operating system, Windows 95.

    Our agreement with Sybase to develop client/server products for Sybase SQL server has resulted in Hyperion SQL, released in December, 1993. Hyperion and Hyperion SQL are integrated with IMRS OnTrack, for graphical data presentation, and with IMRS Forms, our new Windows-based data collection system. The IMRS interfaces to Lotus 1-2-3 and Microsoft Excel, along with the Hyperion Developer's Toolkit, further extend the accessibility of IMRS applications.

    We will continue to base our information technology strategies on open standards - and develop client/server products that fit into mixed environments and provide open access to financial data. Our product design anticipates continued change and allows us to quickly adapt to new technologies as they are introduced and established.


    REVENUE CHART

    SEE FINANCIAL HIGHLIGHTS TABLE FOR THE 5 YEARS ENDED JUNE 30, 1994


    NET INCOME CHART

    SEE FINANCIAL HIGHLIGHTS TABLE FOR THE 5 YEARS ENDED JUNE 30, 1994


AN INTEGRATED PRODUCT LINE

    To meet the high volume and complex requirements of our customers we provide comprehensive solutions that address both financial management and accounting. IMRS software meets the diverse accounting, financial consolidation, management reporting, budgeting, planning and information access needs of these corporations with a suite of high performance products. Through our drill-down analytical capabilities, we are able to provide companies with dynamic access to their corporate information - the view from the top and high volume supporting detail.

    Hyperion Financials carries forward the IMRS vision of enterprise-wide financial management. With our established reporting, consolidation and analysis products, IMRS will provide the broadest set of client/server financial applications on the market - extending from transaction level processing through accounting to sophisticated planning and analysis.

  R&D SPENDING CHART


SEE FINANCIAL HIGHLIGHTS TABLE FOR THE 5 YEARS ENDED JUNE 30, 1994

COMPANY STABILITY AND VIABILITY

    A track record of strong growth, profitability, and 13 years of solid financial applications expertise has earned IMRS credibility and long-term relationships with CFOs, controllers and information systems professionals. Our enterprise financial management solutions have helped many of the most successful companies in the world maintain their leadership positions.

    Along the way, we created an international program of high quality service and support - backed by a sincere commitment to customer satisfaction. The 10th annual IMRS user conference held last April saw record attendance of more than 1200 customers. Our European user conference, to be held next month in Cannes, France, will bring together customers from 15 countries. Our product direction and focus comes from information drawn from these conferences, our quarterly regional meetings, product user groups, customer surveys, and informal client interaction throughout the year.

    This partnership with our customers drives us to continue to deliver products and services that address the real world needs of business users. And we believe the key to success in the still emerging client/server financial software market will be the delivery of real solutions. Great software backed by dedicated support professionals has driven our leadership in the past, and we will carry forward that formula for success.

    Our mission statement defines our business:

DELIVER THE WORLD'S BEST BUSINESS SOFTWARE SOLUTIONS

    * We have proven our ability to consistently produce great software.

    * We understand the importance of service and support in delivering superior customer solutions.

    * We will continue to grow our business globally as our product line is extended, our solutions broadened, and our growth horizons expanded.

      We are proud of our achievements in the past year and look forward to the exciting opportunities and challenges of the year ahead.

      Sincerely,


      James A. Perakis
      President and CEO

      September 26, 1994

                              "IMRS SOLUTIONS ARE
                         THE LIFEBLOOD OF OUR FINANCIAL
                            INFORMATION MANAGEMENT."

             James Froisland, Vice President/Corporate Controller,
                         BUDGET RENT A CAR CORPORATION

- - - --------------------------------------------------------------------------------
                              A STRONG PRODUCT LINE
- - - --------------------------------------------------------------------------------



IMRS products are designed by application experts with experience in largescale finance and accounting departments. This real world business expertise along with on-going customer input ensures products that meet growing application demands.

At IMRS we understand the challenges facing financial professionals. From the start we recognized the value of giving users flexibility and control over their financial applications. Today more and more companies are using IMRS software for their diverse accounting, financial consolidation, management reporting, budgeting, planning and information access needs. Our integrated solutions optimize the flow of information across the enterprise to increase productivity and deliver consistent information to all levels of users.

With 13 years experience in delivering high performance financial software, we've put our expertise to work for some of the most successful corporations in the world. Our customer base continues to grow in every major industry, including advertising, banking, chemicals, communications, computers, consumer products, education, government, healthcare, insurance, manufacturing, publishing, retail, transportation and utilities.


                                "TODAY, IMRS HAS
                           ROUGHLY A 75% MARKET SHARE
                           IN THE FINANCIAL REPORTING
                       AND CONSOLIDATION MARKET SECTOR."

                           W. Christopher Mortenson,
                        ALEX. BROWN & SONS INCORPORATED


[PHOTOGRAPH OF:]
LUCY RAE RICCIARDI
Vice President and Chief Financial Officer

[PHOTOGRAPH OF:]
JAMES A. PERAKIS
President and CEO


IMRS financial management and accounting products provide clients with a total solution - from transaction level processing through sophisticated planning and analysis.

- - - --------------------------------------------------------------------------------
IMRS SOLUTIONS FOR BUSINESS
- - - --------------------------------------------------------------------------------


HYPERION, HYPERION SQL
Windows-based, client/server financial management

MICRO CONTROL
Enterprise-wide financial reporting

FASTAR
Spreadsheet-based reporting

FINALFORM
DOS-based controlled data collection

IMRSFORMS
Windows-based data collection

IMRS OnTrack
Graphical data presentation

HYPERION FINANCIALS
High performance, client/server accounting applications

- - - --------------------------------------------------------------------------------
                                TECHNOLOGY VISION
- - - --------------------------------------------------------------------------------



                              "IMRS HAS HARNESSED
                 A POWERFUL LINK BETWEEN THEIR HYPERION PRODUCT
                        AND LOTUS SPREADSHEET PRODUCTS.
                          THIS TECHNOLOGY EXEMPLIFIES
                            THE WAY 3RD PARTIES CAN
                ADD VALUE TO THEIR APPLICATIONS WITH CONNECTIONS
                           TO OUR PACKAGED PRODUCTS."

             Jeffrey Anderholm, Director of Spreadsheet Marketing,
                         LOTUS DEVELOPMENT CORPORATION

Today's progressive enterprises are basing information technology strategies on open standards. IMRS solutions are open, adhere to standards and provide upward compatibility from one generation of technology to the next. We leverage these standards to deliver high quality applications that offer long-term flexibility and choice.

Through client/server architecture, Microsoft Windows, high performance time-series databases, high speed data access capabilities, and SQL databases, we provide innovative solutions to meet the challenges of enterprise financial management.

Our extensive client/server experience has helped us re-define this powerful technology to incorporate a balanced approach in our software design. By developing applications that balance processing between the client and server we are able to significantly improve the performance in large, high volume applications.


                               "IMRS UNDERSTANDS
           THE BENEFITS OF OUR TECHNOLOGY, AND THEIR HYPERION PRODUCT
                              IS JUST THE KIND OF
                           APPLICATION WE ENVISIONED
                                 RUNNING IN THE
                              MICROSOFT WINDOWS NT
                                 ENVIRONMENT."

                      Daniel Bourgoin, Manager of Vertical
                   Market Development, MICROSOFT CORPORATION

[PHOTOGRAPH OF:]
Vice President - Product Management and Planning, GORDON O. RAPKIN

[PHOTOGRAPH OF:]
Vice President - Product Development, THOMAS E. BELL



                             "HYPERION FROM IMRS IS
                                ONE OF THE FIRST
                           ENTERPRISE-WIDE FINANCIAL
          APPLICATIONS TO TAKE ADVANTAGE OF THE SPEED AND PERFORMANCE
        OF DIGITAL'S 64-BIT ALPHA AXP SYSTEMS - MAKING HIGH PERFORMANCE
                              A PRIORITY IN THEIR
                             APPLICATION DELIVERY."

              Michael Carabetta, Vice President of Cross Industry
                            Applications Marketing,
                          DIGITAL EQUIPMENT MARKETING


Through our object-oriented design we are able to ensure application integrity, simplify system maintenance, and create an environment for rapid application development. And IMRS's multi-layered approach to systems architecture insulates application functionality from changes in hardware, networks, and operating systems.

IMRS develops the highest level of partnership with the industry's primary leaders and innovators. Through a new partnering program, Enterprise Solutions Partners, we are able to further enhance the scope of our total financial management solutions.

Our design philosophy is to apply the best technologies to real world business needs. Our most important criterion is to give users the benefits of technology - benefits like portability, scalability, cost-effectiveness and performance.


                               "IMRS IS THE TYPE
                         OF PARTNER THAT SYBASE ENJOYS
                              WORKING WITH.  THEIR
                        TECHNOLOGY LEADERSHIP IS EVIDENT
                          IN THEIR SELECTION OF SYBASE
                       AS THE FIRST SQL DATABASE TO WORK
                         WITH THEIR NEW PRODUCT LINE."

                          Verne Dykema, Vice President
                      NORTH AMERICAN CHANNELS, SYBASE INC.

- - - --------------------------------------------------------------------------------
                            A COMMITMENT TO SERVICE
- - - --------------------------------------------------------------------------------




                        "IMRS SERVICE AND SUPPORT STAFF
                           ARE KNOWLEDGEABLE AND WELL
                        TRAINED; THEIR APPROACH IS VERY
                              CUSTOMER ORIENTED."

                      Jeffrey Limm, Assistant Controller,
                         YORK INTERNATIONAL CORPORATION


We understand the importance of quality consulting, support and training services in helping our customers meet the ongoing challenges of financial management. That's why our worldwide support and service programs are an integral part of the IMRS offering.

We continue to broaden our already comprehensive service and support program to ensure complete customer satisfaction. We accomplish this through a network of global support resources dedicated to superior customer solutions. Our strong client relationships focus on long term needs.

Through our unmatched product and technical consulting expertise, a wide range of comprehensive training programs and true customer-oriented Hotline support we are able to deliver complete solutions.


                         "GOOD SOFTWARE IS ONLY PART OF
                        THE FINANCIAL SYSTEMS SOLUTION.
                        YOU ALSO NEED A SUPPLIER WITH A
                        PRODUCT STRATEGY IN TOUCH WITH A
                         FAST CHANGING ENVIRONMENT AND
                           STRONG SERVICE AND SUPPORT
                                 CAPABILITIES"

                               Ray Lamy, Manager,
                        Financial Systems Administration
                        UNITED TECHNOLOGIES CORPORATION,
                             CORPORATE HEADQUARTERS

[PHOTOGRAPH OF:]
CRAIG M. SCHIFF
Vice President - Products and Services

[PHOTOGRAPH OF:]
TERENCE W. ROGERS
Executive Vice President


Our international service capabilities include a full range of programs and activities designed to maintain an ongoing, open dialog with customers.

* Bulletin Board

* Customer Council

* Customer Development
           Partnerships

* Customer Surveys

* Customized Documentation

* Customized Training

* External Test Client Programs

* Focus Groups

* Hotline Report

* Newsletter and Quarterly Client Updates

* Product User Groups

* Regional Meetings

* Technical Consulting

* Usability Studies

* User Conferences

* User Group Steering Committee

And by working closely with customers we will continue to provide financial applications that help maximize success in a rapidly competitive business world.

REPRESENTATIVES FROM THE FOLLOWING COMPANIES SERVE ON THE 1994 IMRS USER GROUP STEERING COMMITTEE

American Brands

American General

American National Can

AT&T

Bon Secours Health Systems

Caltex Petroleum

ITT

Otis Elevator Company

Siecor

Tenneco

- - - --------------------------------------------------------------------------------
                              GLOBAL CAPABILITIES
- - - --------------------------------------------------------------------------------




                               "IMRS HAS OFFICES
                          AND DISTRIBUTORSHIPS IN THE
                                COUNTRIES WE DO
                          BUSINESS IN.  LOCAL SERVICE
                                 AND SUPPORT IS
                           A REAL PLUS IN GETTING THE
                                  SYSTEM INTO
                          OUR INTERNATIONAL OFFICES."

                     Luca Moroni, Senior Financial Analyst,
                             WHIRLPOOL CORPORATION

Our goal is to provide clients with the tools and resources necessary to effectively meet the demands of managing information while operating in a global marketplace. We are extending and enriching our international product and service capabilities. Today, IMRS has offices in 23 countries. Through a team of international technical and financial experts, we are able to deliver solutions that match unique local information requirements.

During the year these events helped strengthen our worldwide capabilities and those of our clients.

The new KANJI version of Hyperion helps Japanese companies obtain critical information and enables them to react more quickly to changing business conditions. IMRS products are designed to handle multi-language implementations to ensure global companies have a consistent set of applications.

Our annual European user conference, this year in Cannes, France, brings together customers representing 15 countries. The simultaneous translation of general sessions ensures all attendees are able to participate fully in the conference. In addition, individual break out sessions and all conference materials are available in local languages.


[PHOTOGRAPH OF:]
JOHN N. ADINOLFI
Vice President - Marketing

[PHOTOGRAPH OF:]
DAVID M. SAMPLE
Senior Vice President


The recent openings of IMRS Italia in Milan and a new office in The Netherlands help us provide ongoing services to existing clients in these countries. Our global business strategy includes plans for further expansion in the international marketplace.

Through our distributor Consultores de Integracion de Sistemas S.A. de C.V., IMRS is providing Mexican companies with a full range of financial management technology.

We will continue to seek new global business opportunities and partnerships in order to provide a comprehensive suite of products and services worldwide.

                                   "THE TOTAL
                            TECHNOLOGY SOLUTION FROM
                        IMRS WILL HELP US MEET AMBITIOUS
                              CORPORATE OBJECTIVES
                        IN THE FINANCIAL AREA, INCLUDING
                                STANDARDIZATION
                        OF OUR FINANCIAL OPERATIONS AND
                             SUPPORT FOR LEGAL AND
                            STATUTORY REQUIREMENTS.
                                WE WILL BE ABLE
                             TO DOWNSIZE PROCESSING
                        USING CLIENT/SERVER TECHNOLOGY,
                                AND ACCOMMODATE
                          MORE EFFICIENT CLOSINGS AND
                             MANAGEMENT REPORTING."

                  Herman Gierhl, Deputy Director, SIEMENS A.G.


SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

STATEMENT OF INCOME DATA
- - - -------------------------------------------------------------------------------------------------------------------
YEAR ENDED JUNE 30                                  1994          1993          1992(a)       1991          1990(b)
- - - -------------------------------------------------------------------------------------------------------------------
REVENUES
    Software licenses                             $45,286       $32,004       $26,574       $19,303       $16,268
    License renewals and services                  39,098        29,021        19,422        15,021         7,819
- - - -------------------------------------------------------------------------------------------------------------------
Total revenues                                     84,384        61,025        45,996        34,324        24,087

COSTS AND EXPENSES
Cost of revenues:
    Software licenses                               2,716         1,800         1,272           535           556
    License renewals and services                  24,300        18,050        12,032        10,233         5,541
Sales and marketing                                25,937        18,211        15,673        10,587         8,972
Product development                                10,538         7,029         5,398         5,018         3,938
Purchased research and development                                2,600
General and administrative                          7,039         6,655         4,821         3,094         2,137
- - - -------------------------------------------------------------------------------------------------------------------
                                                   70,530        54,345        39,196        29,467        21,144
- - - -------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                   13,854         6,680         6,800         4,857         2,943
Interest income                                       825           579           533           106            69
Interest expense                                      (79)         (115)         (381)         (478)         (346)
- - - -------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         14,600         7,144         6,952         4,485         2,666
Provision for income taxes                          6,130         2,860         2,750         1,834         1,002
- - - -------------------------------------------------------------------------------------------------------------------
NET INCOME                                        $ 8,470       $ 4,284(c)    $ 4,202       $ 2,651       $ 1,664
- - - -------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE
    Primary                                         $1.09          $.58(c)       $.62          $.47          $.30
    Fully diluted                                   $1.09          $.57(c)       $.61          $.46          $.29
AVERAGE NUMBER OF SHARES OUTSTANDING
    Primary                                         7,736         7,325         6,767         5,700         5,572
    Fully diluted                                   7,744         7,527         6,837         5,759         5,660

BALANCE SHEET DATA
- - - -------------------------------------------------------------------------------------------------------------------
JUNE 30                                             1994          1993          1992(a)       1991          1990(b)
- - - -------------------------------------------------------------------------------------------------------------------
Working capital                                   $34,157       $26,185       $24,970       $ 5,499       $ 2,442
Total assets                                       89,371        64,571        51,160        23,867        18,949
Total long-term debt                                    -             -             -         2,731         2,612
Stockholders' equity                               52,305        40,519        33,337         8,735         6,084

(a) Reflects the initial public offering of the Company's Common Stock in November 1991.

(b) Reflects the acquisition of Corporate Class Software, Inc. in October 1989. Unaudited pro forma revenues, net income and earnings per share as if the acquisition had occurred at the beginning of the 1990 fiscal year were:
    $24,983, $584 and $.11 for 1990.

(c) Includes a one-time charge relating to the fiscal 1993 purchase of research and development, which had the effect of reducing net income by approximately $1,560 or $.21 per share.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands)

RESULTS OF OPERATIONS
IMRS derives revenues from licensing its software products and providing related product installation, support and training services. Customers are billed an initial license fee for the software upon delivery and, subsequently, are billed an annual license renewal fee, entitling them to routine support and product updates. IMRS licenses its products throughout the world primarily through a direct sales force. In certain territories outside of North America, products are licensed through independent distributors, including major accounting firms. The Company includes in revenues its net share of revenues generated by distributors.

- - - -----------------------------------------------------------------------------------------------
FISCAL 1994 COMPARED TO FISCAL 1993
REVENUES
                                                            1994          CHANGE          1993
- - - -----------------------------------------------------------------------------------------------
Software licenses                                         $45,286          41.5%        $32,004
Percentage of total revenues                                 53.7%                         52.4%
- - - -----------------------------------------------------------------------------------------------
License renewals and services                             $39,098          34.7%        $29,021
Percentage of total revenues                                 46.3%                         47.6%
- - - -----------------------------------------------------------------------------------------------



Software license revenues rose primarily as a result of an increase in the number of licenses sold. Demand for the Company's Microsoft Windows-based products rose sharply. In 1994, Windows-based product licenses comprised 91.4% of the Company's total software license revenues, up from 55.8% for 1993. While the Company intends to continue enhancing its DOS-based product, Micro Control, it expects the trend toward the Windows market to continue. Accordingly, the Company has extended its suite of integrated Windows-based, client/server products, including IMRS Forms, data collection and forms management software; Hyperion 1.8 ("Hyperion SQL") which allows for the use of Sybase SQL Server or Microsoft SQL Server for the Hyperion database, providing open access and scalability of hardware for server processing; and Hyperion Financials, a line of transaction-based accounting applications, currently under-going internal and external testing. IMRS Forms and Hyperion SQL were delivered in December 1993.

The increase in license renewal and service revenue is mainly attributable to the year-to-year growth of the Company's installed customer base.

Revenues generated from markets outside the United States for fiscal 1994 and 1993 were $24,743 and $16,973, or 29.3% and 27.8% of total revenues, respectively.

COST OF REVENUES
                                                            1994          CHANGE          1993
- - - -----------------------------------------------------------------------------------------------
Software Licenses                                         $ 2,716          50.9%        $ 1,800
Gross profit percentage                                      94.0%                         94.4%
- - - -----------------------------------------------------------------------------------------------
License renewals and services                             $24,300          34.6%        $18,050
Gross profit percentage                                      37.8%                         37.8%
- - - -----------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Dollars in thousands)

Cost of software license revenues consists primarily of the cost of product packaging and documentation materials, amortization of capitalized software costs, amortization of certain intangible assets related to business acquisitions, and royalty expenses. The increase in the cost of software license revenues resulted principally from the amortization of capitalized costs related to new products and product enhancements, which commenced upon the general release of the software to customers in the second half of fiscal 1993 and in the second quarter of fiscal 1994.

The increase in the cost of license renewal and service revenues was due primarily to additional staffing expense for both installation and ongoing support services.

OPERATING EXPENSES
                                                            1994          CHANGE          1993
- - - -----------------------------------------------------------------------------------------------
Sales and marketing                                       $25,937          42.4%        $18,211
Percentage of total revenues                                 30.7%                         29.8%
- - - -----------------------------------------------------------------------------------------------
Product development                                       $10,538          49.9%        $ 7,029
Percentage of total revenues                                 12.5%                         11.5%
- - - -----------------------------------------------------------------------------------------------
General and administrative                                $ 7,039           5.8%        $ 6,655
Percentage of total revenues                                  8.3%                         10.9%
- - - -----------------------------------------------------------------------------------------------

The increase in sales and marketing expenses is primarily due to a net increase of sales-marketing personnel, greater overall marketing initiatives and an increase in commission costs directly associated with the significant increase in software license revenues.

The increase in product development expenses reflects additional personnel and third-party development costs associated with expanded research and development activities. In fiscal 1994 and 1993, the Company capitalized $4,009 and $2,050 of software development costs, respectively, in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" ("FAS-86"). The amounts capitalized by the Company in 1994 and 1993 primarily relate to the Company's development of Microsoft Windows-based financial management applications for client/server environments and represented 27.6% and 22.6%, respectively, of total product development expenditures. In addition to IMRS Forms, Hyperion SQL and Hyperion Financials, as mentioned above, various other development and major product enhancement projects, which costs are required to be capitalized under FAS-86, were in process during the year ended June 30, 1994. Capitalized software costs are amortized over the estimated useful life of the product, but not more than four years.

Currently, Hyperion Financials represents the Company's largest development project. It began in February 1993 with the technology acquisition from MAI Systems Corporation for $2,600. The substance of the transaction represented the purchase of research and development and, as such, is included as a one-time charge in the Company's operating results. The charge had the effect of reducing net income for fiscal 1993 by approximately $1,560 or $.21 per share.

The increase in general and administrative expenses resulted from increases in personnel and professional services costs incurred to support the growth of the Company's overall operations, as well as an increase in the provision for doubtful accounts directly associated with the significant increase in revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Dollars in thousands)

NONOPERATING INCOME AND EXPENSE
                                                            1994          CHANGE          1993
- - - -----------------------------------------------------------------------------------------------
Interest income                                             $ 825          42.5%          $ 579
- - - -----------------------------------------------------------------------------------------------
Interest expense                                            $ (79)         31.3%          $(115)
- - - -----------------------------------------------------------------------------------------------

Interest income increased primarily due to the increase in cash available for investment which resulted from 1994's operations.

PROVISION FOR INCOME TAXES

The Company's effective income tax rate increased from 40.0% to 42.0%, as a greater portion of the Company's operations arose in certain jurisdictions where the income tax rates are higher.

NET INCOME

As a result of the above factors, net income for 1994 increased to $8,470 or by 97.7% from $4,284 for 1993.

To date, the overall impact of inflation on the Company has not been material.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company is required to adopt the new method of accounting for certain investment securities in fiscal 1995. Adoption of this statement is not expected to have a material effect on the Company's financial position.

FISCAL 1993 COMPARED TO FISCAL 1992
- - - -----------------------------------------------------------------------------------------------
REVENUES

                                                            1994          CHANGE          1993
- - - -----------------------------------------------------------------------------------------------
Software licenses                                         $32,004          20.4%        $26,574
Percentage of total revenues                                 52.4%                         57.8%
- - - -----------------------------------------------------------------------------------------------
License renewals and services                             $29,021          49.4%        $19,422
Percentage of total revenues                                 47.6%                         42.2%
- - - -----------------------------------------------------------------------------------------------


Software license revenues rose primarily as a result of an increase in the number of licenses sold. In 1993, the Company saw an improvement in the mix of software licenses sold. In particular, the demand for its Microsoft Windows-based products, Hyperion and IMRS OnTrack, rose sharply.

License renewal and service revenue increased due to growth in the Company's installed customer base and the establishment of Company-owned consulting and training practices in the United Kingdom (July 1, 1992), France and Germany (third quarter of fiscal 1992).

Revenues generated from markets outside the United States for fiscal 1993 and 1992 were $16,973 and $9,199, or 27.8% and 20.0% of total revenues, respectively. The increase reflects the Company's overall success in Europe, in particular its new direct presence in the UK.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Dollars in thousands)

COST OF REVENUES
                                                            1993          CHANGE          1992
- - - -----------------------------------------------------------------------------------------------
Software licenses                                         $ 1,800          41.5%        $ 1,272
Gross profit percentage                                      94.4%                         95.2%
- - - -----------------------------------------------------------------------------------------------
License renewals and services                             $18,050          50.0%        $12,032
Gross profit percentage                                      37.8%                         38.0%
- - - -----------------------------------------------------------------------------------------------


Cost of software license revenues consists primarily of the cost of product packaging and documentation materials, amortization of capitalized software costs, amortization of certain intangible assets related to business acquisitions, and royalty expenses. The increase in the cost of software license revenues resulted principally from the amortization of capitalized costs related to IMRS OnTrack version 2.0 with Interactive/MC and Hyperion version 1.5, which commenced upon the general release of the products to customers in the fourth quarter of fiscal 1992 and in the third quarter of fiscal 1993, respectively, and an increase in royalties associated with increased sales of IMRS OnTrack licenses.

The increase in the cost of license renewal and service revenues was due primarily to additional staffing expense for both installation and ongoing support services.



OPERATING EXPENSES

                                                            1993          CHANGE          1992
- - - -----------------------------------------------------------------------------------------------
Sales and marketing                                       $18,211          16.2%        $15,673
Percentage of total revenues                                 29.8%                         34.1%
- - - -----------------------------------------------------------------------------------------------
Product development                                       $ 7,029          30.2%        $ 5,398
Percentage of total revenues                                 11.5%                         11.7%
- - - -----------------------------------------------------------------------------------------------
Purchased research and development                        $ 2,600
Percentage of total revenues                                  4.3%
- - - -----------------------------------------------------------------------------------------------
General and administrative                                $ 6,655          38.0%        $ 4,821
Percentage of total revenues                                 10.9%                         10.5%
- - - -----------------------------------------------------------------------------------------------


The increase in sales and marketing expenses is primarily due to the addition of sales-marketing personnel relating to the Company's recently established operations in the UK, France and Germany.

The increase in product development expenses reflects additional personnel associated with expanded research and development activities. In fiscal 1993 and 1992, the Company capitalized $2,050 and $1,490 of software development costs, respectively, in accordance with Statement of Financial Accounting Standards, No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The amounts capitalized by the Company in 1993 and 1992 primarily relate to the Company's Microsoft Windows-based products and represented 22.6% and 21.6%, respectively, of total product development expenditures (excluding purchased research and development). Capitalized software costs are amortized over the estimated useful life of the product, but not more than four years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Dollars in thousands)

In February 1993, the Company acquired, from MAI Systems Corporation, client/server accounting and related applications technology for $2,600. The substance of the transaction represented the purchase of research and development and, as such, is included as a one-time charge in the Company's operating results. The Company is using this technology to develop accounting software, including general ledger, accounts payable, accounts receivable, fixed assets and purchasing systems. Complementing Hyperion, the Company's existing Microsoft Windows-based financial information solution, these products will constitute Hyperion Financials, a fully integrated line of financial applications software designed for large company client/server environments.

The increase in general and administrative expenses resulted principally from increases in personnel and professional services costs incurred to support the growth of the Company's overall operations, including newly established subsidiaries in the UK, France and Germany.

NONOPERATING INCOME AND EXPENSE
                                                                          1993   CHANGE  1992
- - - -----------------------------------------------------------------------------------------------
Interest income                                                          $ 579    8.6%   $ 533
- - - -----------------------------------------------------------------------------------------------
Interest expense                                                         $(115)  69.8%   $(381)
- - - -----------------------------------------------------------------------------------------------

In connection with the initial public offering of its Common Stock, the Company repaid all of its outstanding bank debt in November 1991 and, therefore, interest expense has declined.

PROVISION FOR INCOME TAXES
In the fourth quarter of fiscal 1993, the Company adopted the provisions of Financial Accounting Standards Board Statement 109, "Accounting for Income Taxes." The change to the newly required method of accounting for income taxes had no material effect on the Company's financial statements.

The Company's effective income tax rate increased as follows:

                                                                       1993                  1992
- - - --------------------------------------------------------------------------------------------------
Statutory U.S. tax rate                                                34.0%                 34.0%
    State income taxes, net of U.S. tax benefit                         7.0                   7.8
    Valuation change - deferred tax assets                              3.1
    Tax exempt interest                                                (2.2)                 (1.9)
    Export sales                                                       (1.9)                 (3.3)
    Other - net                                                                               3.0
- - - --------------------------------------------------------------------------------------------------
Effective income tax rate                                              40.0%                 39.6%
- - - --------------------------------------------------------------------------------------------------

NET INCOME
As a result of the above factors - including the one-time charge relating to the purchase of R&D, which had the effect of reducing net income for 1993 by $1,560 - net income for 1993 increased to $4,284 or by 2.0% from $4,202 for 1992.

Recently issued, Financial Accounting Standards Board Statements Nos. 106 and 112 regarding accounting for postretirement and postemployment benefits, will not have a material effect on the financial statements as the Company generally does not offer its employees such benefits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Dollars in thousands)


QUARTERLY FINANCIAL INFORMATION
- - - ------------------------------------------------------------------------------
The following table sets forth certain unaudited operating results for each of the Company's eight most recent fiscal quarters.  This information has been prepared by the Company on the same basis as its audited consolidated financial statements appearing elsewhere in this Annual Report and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly this information when read in conjunction with the
Company's audited consolidated financial statements and notes thereto.  The
Company's operating results for any one quarter or series of quarters are not necessarily indicative of results for any future period.

- - - ----------------------------------------------------------------------------------------------------------------------------------
Quarter ended                 June          March          Dec.        Sept.        June         March         Dec.        Sept.
                           30, 1994       31, 1994      31, 1993     30, 1993     30, 1993     31, 1993      31, 1992     30, 1992
- - - ----------------------------------------------------------------------------------------------------------------------------------
                                                          (In thousands, except per share data)
                                                                      (unaudited)
Total revenues              $31,758       $18,038        $19,236      $15,352      $22,512      $13,317       $13,965      $11,231
Operating income (loss)       7,330         1,895          3,376        1,253        5,076       (1,456)*       2,139          921
Net income (loss)             4,414         1,203          2,043          810        3,104         (821)*       1,383          618
Earnings (loss) per share       .57           .15            .26          .11          .41         (.12)*         .18          .08

* includes a one-time charge relating to the purchase of research and development, which had the effect of reducing operating results by approximately $2,600 ($1,560 or $.21 per share after tax).


The Company operates with a minimal software licensing backlog. Therefore, quarterly revenues and operating results are quite dependent on the volume and timing of the signing of license agreements and product deliveries during the quarter, which are difficult to forecast. The Company's future operating results may fluctuate due to these and other factors, such as customer buying patterns, the timing of new product introductions and product upgrade releases, the Company's hiring plans, the scheduling of sales and marketing programs, and new product development. The Company generally has realized lower revenues in its first (September) and third (March) fiscal quarters than in the immediately preceding quarters. The Company believes that these revenue fluctuations are caused by customer buying patterns, including traditionally slow purchase activity in the summer months and low purchase activity in the accounting and financial reporting applications market during the March quarter, as many potential customers are busy with their year-end closing and financial reporting. Due to the relatively fixed nature of certain costs, including personnel and facilities expenses, the decline in revenues in the first and third fiscal quarters typically results in lower profitability or may result in losses in these quarters.

LIQUIDITY AND CAPITAL RESOURCES
To date, the Company has financed its business principally through positive cash flow from operations, long-term and short-term borrowings and sales of its Common Stock. For fiscal years 1994, 1993, and 1992, the Company generated positive cash flow from operations of $19,834, $7,343 and $7,890, respectively.

Cash used by investing activities amounted to $9,333 for fiscal 1994 - $5,324 for leasehold improvements and purchases of equipment and software, and $4,009 for product development costs.

Financing activities in fiscal 1994, including stock options exercised by employees and payment of short-term debt, generated cash of $1,879. In connection with the stock options exercised by certain of its employees (for a total of 224,337 common shares), the Company recognized (as a credit to additional paid-in capital) an income tax benefit of $1,200 for the year ended June 30, 1994.

As of June 30, 1994, the Company had cash and cash equivalents of $35,404 and working capital of $34,157, no long-term debt, and its ratio of current assets to current liabilities was 2 to 1. The Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

(Dollars in thousands)

has long-term credit availability of $10,000 under a revolving credit facility. For further details of the credit facility, see Note E of the Company's consolidated financial statements. The Company anticipates capital expenditures of approximately $12,000 for its 1995 fiscal year, including $4,000 of capitalized product development costs.

The Company believes that funds generated from operations, existing cash balances and its available credit facility will be sufficient to finance the Company's operations for at least the next two years.

RECENT DEVELOPMENT
- - - --------------------------------------------------------------------------------

On September 27, 1994, the Company agreed in principle to purchase an office facility in Stamford, Connecticut for $11.4 million. The Company has outgrown, particularly with respect to increases in research and development activities, the offices it currently leases in Stamford. The new location has approximately 140,000 square feet of existent office space and it offers the possibility of expansion.

The purchase price is to be financed by the Connecticut Development Authority ("CDA," an agency of the State of Connecticut) through a $9.5 million mortgage loan, with Company funds to be used for the balance. In the interest of Connecticut-based jobs, the CDA has agreed to such financing over a 15-year period at LIBOR minus 2%, subject to among other things: (i) the creation of a specified number of new Connecticut-based jobs, (ii) a 10-year residency in the state, and (iii) the payment of the remaining unpaid principal at year ten. Violations of certain such covenants, if any, would result in additional interest charges and/or a penalty payment.

The purchase transaction is subject to a third party's right of first refusal to acquire the property which right expires in October 1994, as well as the outcome of customary due diligence procedures, including independent appraisals of the property, and the execution of a definitive purchase and sale agreement. In the meantime, the Company continues its evaluation of various other expansion alternatives.


REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
IMRS INC.

We have audited the accompanying consolidated balance sheet of IMRS Inc. and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMRS Inc. and subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.


                                                   /s/ ERNST & YOUNG LLP

Stamford, Connecticut
July 22, 1994,
except for Note K, as to which
the date is September 27, 1994

IMRS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In thousands, except for share data)

JUNE 30                                                                                1994           1993
- - - ----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                       $35,404        $22,887
    Accounts receivable - net of allowances of $1,500 and $1,200                     31,843         23,205
    Prepaid expenses and other current assets                                         1,540            787
    Deferred income taxes                                                               770          2,387
- - - ----------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                 69,557         49,266

Property and equipment - at cost, less accumulated
    depreciation and amortization of $7,389 and $4,504                                9,731          7,353
Product development costs - at cost, less accumulated
    amortization of $2,355 and $1,103                                                 6,443          3,686
Goodwill and other intangible assets - at cost, less accumulated
    amortization of $3,605 and $2,749                                                 2,671          3,475
Deposits and other assets                                                               969            791
- - - ----------------------------------------------------------------------------------------------------------
Total assets                                                                        $89,371        $64,571
- - - ----------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued expenses                                           $ 7,323        $ 6,533
    Accrued employee compensation and benefits                                        7,638          4,952
    Income taxes payable                                                              1,229            781
    Deferred revenue                                                                 19,210         10,815
- - - ----------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                            35,400         23,081

Deferred income taxes                                                                 1,666            971

COMMITMENTS - Note H

Stockholders' equity:
    Preferred stock - $.01 par value; authorized - 1,000,000 shares;
      none issued
    Common stock - $.01 par value; authorized - 15,000,000 shares;
      issued - 9,298,721 and 9,074,384 shares                                            93             91
    Additional paid-in capital                                                       43,811         40,634
    Retained earnings                                                                21,870         13,400
    Currency translation adjustments                                                   (436)          (573)
    Treasury stock, at cost - 2,160,420 shares                                      (13,033)       (13,033)
- - - ----------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                           52,305         40,519
- - - ----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                          $89,371        $64,571
- - - ----------------------------------------------------------------------------------------------------------



See accompanying notes.

IMRS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)
YEAR ENDED JUNE 30                                                       1994        1993         1992
- - - ----------------------------------------------------------------------------------------------------------
REVENUES
    Software licenses                                                 $45,286     $32,004      $26,574
    License renewals and services                                      39,098      29,021       19,422
- - - ----------------------------------------------------------------------------------------------------------
Total revenues                                                         84,384      61,025       45,996

COSTS AND EXPENSES
Cost of revenues:
  Software licenses                                                      2,716      1,800        1,272
  License renewals and services                                         24,300     18,050       12,032
Sales and marketing                                                     25,937     18,211       15,673
Product development                                                     10,538      7,029        5,398
Purchased research and development                                                  2,600
General and administrative                                               7,039      6,655        4,821
- - - ----------------------------------------------------------------------------------------------------------
                                                                        70,530     54,345       39,196
- - - ----------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                        13,854      6,680        6,800

Interest income                                                            825        579          533
Interest expense                                                           (79)      (115)        (381)
- - - ----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                              14,600      7,144        6,952

Provision for income taxes                                               6,130      2,860        2,750
- - - ----------------------------------------------------------------------------------------------------------

NET INCOME                                                             $ 8,470    $ 4,284      $ 4,202
- - - ----------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE
    Primary                                                            $  1.09    $   .58      $   .62
    Fully diluted                                                      $  1.09    $   .57      $   .61

AVERAGE NUMBER OF SHARES OUTSTANDING
    Primary                                                              7,736      7,325        6,767
    Fully diluted                                                        7,744      7,527        6,837


See accompanying notes.

IMRS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except for share data)

                                                          COMMON STOCK
                                                          ------------   Additional                      Currency
                                                              Par         Paid-in       Retained        Translation        Treasury
                                                   Shares    Value        Capital       Earnings        Adjustments         Stock
- - - -----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1991                        4,929,520     $49        $ 3,772        $ 4,914             --               --
    Net proceeds from
      private placement                         1,166,666      12          6,740
    Purchase of outstanding
      common shares - 2,160,420                                                                                          $(13,033)
    Net proceeds from initial
      public offering                           2,036,180      21         22,902
    Exercise of stock options                     528,704       5          1,455
    Income tax benefit from
      exercise of stock options                                            2,298
    Net income                                                                            4,202
- - - ---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1992                        8,661,070      87         37,167          9,116             --              (13,033)
    Exercise of stock options                     413,314       4          2,075
    Income tax benefit from
      exercise of stock options                                            1,392
    Currency translation effect                                                                         $(573)
    Net income                                                                            4,284
- - - ---------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                        9,074,384      91         40,634         13,400            (573)            (13,033)
    Exercise of stock options                     224,337       2          1,977
    Income tax benefit from
      exercise of stock options                                            1,200
    Currency translation effect                                                                           137
    Net income                                                                            8,470
- - - ---------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1994                        9,298,721     $93        $43,811        $21,870           $(436)           $(13,033)
- - - ---------------------------------------------------------------------------------------------------------------------------------



See accompanying notes.

IMRS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)


YEAR ENDED JUNE 30                                                              1994        1993         1992
- - - -------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                  $  8,470    $  4,284     $  4,202
Adjustments to reconcile net income to net cash
    provided by operating activities:
  Depreciation and amortization                                                5,053       3,154        1,942
  Accounts receivable allowance provisions                                     1,904       1,194          706
  Deferred income taxes                                                        2,312        (513)          (6)
  Changes in operating assets and liabilities:
  Accounts receivable                                                        (10,542)     (8,131)      (5,205)
  Prepaid expenses and other assets                                              218       1,604        1,450
  Accounts payable and accrued expenses                                        3,576       1,955        3,306
  Income taxes payable                                                           448         781         (735)
  Deferred revenue                                                             8,395       3,015        2,230
- - - -------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                         19,834       7,343        7,890

INVESTING ACTIVITIES
Leasehold improvements and purchases
  of furniture, equipment and software                                        (5,324)     (4,685)      (2,946)
  Product development costs                                                   (4,009)     (2,050)      (1,490)
  Acquisition of business                                                                 (1,764)
  Security deposits and other assets                                                        (329)        (640)
- - - -------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                             (9,333)     (8,828)      (5,076)

FINANCING ACTIVITIES
Proceeds from long-term borrowings                                                                      7,231
Principal payments on long-term borrowings                                                             (9,962)
Principal payments on capital lease/notes payable                               (100)       (111)        (113)
Exercise of stock options by employees/
  sale of Common Stock                                                         1,979       1,980       31,135
Acquisition of treasury stock                                                                         (13,033)
- - - -------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                          1,879       1,869       15,258

Effect of exchange rate changes                                                  137        (367)
- - - -------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                         12,517          17       18,072
Cash and cash equivalents at beginning of year                                22,887      22,870        4,798
- - - -------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $35,404     $22,887      $22,870
- - - -------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Income taxes                                                               $ 2,170     $   746      $ 1,266
  Interest                                                                        31          74          317


See accompanying notes.

IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



BUSINESS
IMRS Inc. (the "Company") develops, markets and supports financial management software for client/server environments. Customers consist primarily of large multinational corporations.

- - - --------------------------------------------------------------------------------
A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. The related revenues, costs and expenses are translated at average rates of exchange prevailing during the reporting period. Translation adjustments resulting from this process are charged or credited to stockholders' equity.

REVENUE RECOGNITION
Revenues and costs associated with the initial software licensing period (generally 90 days) are recognized upon execution of the license agreement and delivery of the software.

License renewal fees, for routine support and product updates, are recognized ratably over the term of the license agreement.

CASH EQUIVALENTS
The Company considers highly liquid investment instruments with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company is required to adopt the new method of accounting for certain investment securities in fiscal 1995. Adoption of this statement is not expected to have a material effect on the Company's financial position.

PRODUCT DEVELOPMENT COSTS
The Company begins capitalizing product development costs, principally wages and contractor fees, only after establishing commercial and technical viability. Product development costs are stated at the lower of cost or net realizable value. These costs are amortized using the straight-line method over the shorter of the estimated useful life of the product or four years.
Amortization commences when the product is available for general release to customers. Amortization expense totaled $1.3 million for 1994, $.6 million for 1993 and $.3 million for 1992.

IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



- - - --------------------------------------------------------------------------------
A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DEPRECIATION/AMORTIZATION
Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the applicable assets.

INCOME TAXES
The Company provides for taxes based on current taxable income and the future tax consequences of temporary differences between the financial reporting and income tax carrying values of its assets and liabilities.

EARNINGS PER SHARE
Earnings per share (EPS) are calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. For primary EPS, common equivalent shares are shares which would be issuable upon the exercise of outstanding stock options, reduced by the number of shares assumed to be purchased by the Company with the proceeds obtained thereby at the average market price during the period. For the fully diluted EPS calculation, shares are assumed to be purchased by the Company at the higher of the average or period-end market price and, therefore, this calculation may include additional equivalent shares.

RECLASSIFICATION

Certain amounts included in the 1993 balance sheet have been reclassified to conform to the current year presentation.

B. ACQUISITIONS
- - - --------------------------------------------------------------------------------

On July 1, 1992, the Company acquired the business, assets and assumed certain liabilities of the Sema Financial Management Systems Group (Sema), a unit of Sema Group Systems Ltd. Sema began exclusive distribution of the Company's products in the United Kingdom and Ireland in August 1987 and had developed a related customer support practice. The acquisition of the net assets was accounted for as a purchase transaction and, accordingly, the purchase price, $1.8 million was allocated to identifiable assets and liabilities based on their estimated fair values. The excess purchase price over such allocation, $1.1 million, was ascribed to goodwill. The net earnings of the acquired business for the years ended June 30, 1994 and 1993, are included in the consolidated statement of income. Pro forma consolidated statement of income data as if the acquisition had occurred on July 1, 1991 is not shown as it would not differ significantly from reported results.

On January 21, 1993, the Company acquired certain form building and forms management software and related technology from Columbia Software, Inc. The transaction represented the purchase of discrete assets and, accordingly, was accounted for at cost, $1.2 million. In connection with this transaction, the Company paid Columbia Software an additional $.8 million in fiscal 1994 for its part in developing IMRS Forms, a Windows-based data collection and forms management product linking to Hyperion.

On February 12, 1993, the Company acquired, from MAI Systems Corporation, client/server accounting and related applications technology for $2.6 million. The substance of the transaction represented the purchase of research and development and, as such, is included as a one-time charge in the Company's operating results. The charge had the effect of reducing net income for fiscal 1993 by approximately $1.6 million or $.21 per share.

IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

- - - ----------------------------------------------------------------------------------------
C. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30:
(In thousands)                                                           1994      1993
- - - ----------------------------------------------------------------------------------------
Furniture, equipment and software                                     $15,951   $10,899
Leasehold improvements                                                  1,169       958
- - - ----------------------------------------------------------------------------------------
                                                                       17,120    11,857
Less accumulated depreciation and amortization                          7,389     4,504
- - - ----------------------------------------------------------------------------------------
                                                                      $ 9,731   $ 7,353



Depreciation and amortization of these assets totaled $2.9 million, $2 million and $1.1 million for 1994, 1993 and 1992, respectively.



- - - ----------------------------------------------------------------------------------------
D. GOODWILL AND OTHER INTANGIBLE ASSETS

Components of intangible assets, which relate primarily to business acquisitions, are as follows at June 30:
                                                                           Amortization
(In thousands)                                          1994     1993      Period (years)
- - - ----------------------------------------------------------------------------------------
Goodwill                                              $2,649   $2,611        9 to 20
Software                                               1,789    1,789        4 to 5
Customer base                                          1,019    1,019           5
Noncompete agreements                                    476      476           3
Technology                                               300      300           6
Trademarks and other                                      43       29        various
- - - ----------------------------------------------------------------------------------------
                                                       6,276    6,224
Less accumulated amortization                          3,605    2,749
- - - ----------------------------------------------------------------------------------------
                                                      $2,671   $3,475
- - - ----------------------------------------------------------------------------------------


IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

- - - --------------------------------------------------------------------------------

E. AVAILABLE CREDIT FACILITY

The Company may borrow up to $10 million under an amended and restated credit facility (the "Facility") with The Bank of New York. Key provisions of the Facility are as follows: (i) the maturity date is June 30, 1997, (ii) the interest rate is the bank's base rate plus .25% or, at the Company's option, LIBOR plus 1.5%, (iii) a commitment fee is charged based on any unused credit, at the rate of .375% per annum, and (iv) borrowings under the Facility are limited to the sum of (a) 85% of eligible accounts receivable, as defined, from debtors located in the United States, plus (b) 75% of eligible accounts receivable, as defined, from debtors located outside of the United States.

Other significant terms of the Facility restrict the Company regarding the payment of dividends, capital expenditures and acquisitions and additional indebtedness, including other fiscal commitments, and require the Company to maintain minimum net worth and working capital ratios and to meet certain profitability criteria, as defined. Substantially all of the Company's assets have been pledged as security under terms of the Facility.



- - - -------------------------------------------------------------------------------
F. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of deferred tax assets and liabilities at June 30 are as follows:


(In thousands)                                           1994     1993
- - - -------------------------------------------------------------------------------
Deferred income tax assets:
    Deferred revenue                                   $  931*  $1,750
    Acquired technology, amortization                     668      962
    Accounts receivable, allowances                       577      431
    Net operating loss carryforwards                      500      225
    Other                                                  71      118
- - - -------------------------------------------------------------------------------
                                                        2,747    3,486
    Less valuation allowance                              500      225
- - - -------------------------------------------------------------------------------
                                                        2,247    3,261
- - - -------------------------------------------------------------------------------
Deferred income tax liabilities:
    Product development costs                           2,642    1,475
    Property and equipment, depreciation                  439      370
    Other                                                  62
- - - -------------------------------------------------------------------------------
                                                        3,143    1,845
- - - -------------------------------------------------------------------------------
Net deferred income tax (liability) asset              $ (896)  $1,416


- - - -------------------------------------------------------------------------------

* In fiscal 1994, the Company was permitted, with respect to U.S. taxes, to change its method of accounting for license renewal fees to the same revenue recognition policy used for financial reporting purposes (see Note A). Due to the phase-in provisions of the accounting change, there still remains a significant deferred tax asset relating to license renewal fees.



IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The provision for income taxes consists of the following charges (credits):

- - - ---------------------------------------------------------------------------------
F. INCOME TAXES (continued)

(In thousands)                                           1994      1993      1992
- - - ---------------------------------------------------------------------------------
Current:
    U.S.                                               $2,261    $2,200    $1,851
    State                                                 957       946       905
    Other countries                                       600       227
- - - ---------------------------------------------------------------------------------
                                                        3,818     3,373     2,756
- - - ---------------------------------------------------------------------------------
Deferred:
    U.S.                                                1,766      (400)       (5)
    State                                                 588      (134)       (1)
    Other countries                                       (42)      (21)
- - - ---------------------------------------------------------------------------------
                                                        2,312      (513)       (6)
- - - ---------------------------------------------------------------------------------
                                                       $6,130    $2,860    $2,750
- - - ---------------------------------------------------------------------------------

The effective income tax rate varied from the statutory U.S. federal tax rate as follows:

                                                         1994      1993      1992
- - - ---------------------------------------------------------------------------------
Statutory U.S. tax rate                                  35.0%     34.0%     34.0%
    State income taxes, net of U.S. tax benefit           7.0       7.0       7.8
    Valuation change - deferred tax assets                1.9       3.1
    Tax exempt interest                                  (1.3)     (2.2)     (1.9)
    Export sales                                         (1.0)     (1.9)     (3.3)
    Other - net                                            .4                 3.0
- - - ---------------------------------------------------------------------------------
Effective income tax rate                                42.0%     40.0%     39.6%
- - - ---------------------------------------------------------------------------------

The Company has non-U.S. net operating loss carryforwards of $1.4 million, $1.1 million of which may be carried forward indefinitely.

IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



- - - --------------------------------------------------------------------------------
G. STOCK OPTION AND EMPLOYEE SAVINGS PROGRAMS

Under the Company's stock option plans and its employee stock purchase plan
("Plans") and under certain employee compensation arrangements, 2,905,645 shares of Common Stock are reserved for issuance to eligible participants at June 30, 1994.

Changes in outstanding options were as follows:
                                                      Price Range         Shares
- - - -----------------------------------------------------------------------------------
Outstanding, June 30, 1991                         $ .415  -  $ 5.50     1,772,000
    Options granted:
     Plans                                           9.00  -   17.50       373,924
    Options exercised:
     Plans                                           .415  -   12.00       (83,104)
     Compensation arrangements                       .415  -    5.50      (445,600)
- - - -----------------------------------------------------------------------------------
Outstanding, June 30, 1992                           .415  -   17.50     1,617,220
- - - -----------------------------------------------------------------------------------
    Options granted:
     Plans                                          12.75  -   18.00       199,739
    Options exercised:
     Plans                                           .415  -   17.50      (179,314)
     Compensation arrangements                       .415  -    5.50      (234,000)
    Options forfeited:
     Plans                                          14.25  -   17.50          (875)
- - - -----------------------------------------------------------------------------------
Outstanding, June 30, 1993                           .415  -   18.00     1,402,770
- - - -----------------------------------------------------------------------------------
    Options granted:
     Plans                                          14.50  -   25.00       382,087
    Options exercised:
     Plans                                           1.50  -   19.50      (117,615)
     Compensation arrangements                        .75  -    5.50      (106,722)
    Options forfeited:
     Plans                                          14.25  -   18.25        (4,250)
- - - -----------------------------------------------------------------------------------
Outstanding, June 30, 1994                           .415  -   25.00     1,556,270
- - - -----------------------------------------------------------------------------------


Generally, options under the stock option plans expire 10 years after the date of grant, are granted at prices not less than fair market value and become exercisable over two to four year periods. Under the employee stock purchase plan, shares of the Company's Common Stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last business day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation, up to 500 shares, during an offering period. Options granted under employee compensation arrangements become exercisable and expire over various periods. At June 30, 1994, 1,064,271 options outstanding for Common Stock were exercisable and the average option price for all outstanding options was $9.77 per share. Outstanding options expire on various dates beginning December 22, 1994 and ending on June 18, 2004.

The Company maintains an employee savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 15% of their pre-tax compensation, but not more than approximately $9,000 per calendar year. The Company contributes to the plan, annually, up to a maximum of $1,000 per participant. A similar savings plan is maintained with respect to certain non-U.S. employees. In fiscal 1994, 1993 and 1992, the Company contributed $.6 million, $.4 million and $.3 million, respectively, to the savings plans.

IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


- - - --------------------------------------------------------------------------------
H. COMMITMENTS

The Company leases office facilities and certain equipment under various operating lease agreements. The leases expire at various times through the year 2000.

Future minimum lease payments under all operating leases with noncancellable terms in excess of one year are as follows :

(In thousands)
- - - ---------------------------------------------------------------------------
1995                                                              $3,033
1996                                                               1,536
1997                                                                 689
1998                                                                 331
1999 and thereafter                                                  249
- - - ---------------------------------------------------------------------------
                                                                  $5,838
- - - ---------------------------------------------------------------------------

Certain of the office leases provide as well for contingent payments based on building operating expenses. Rental expense for the years ended June 30, 1994, 1993 and 1992 under all lease agreements was $2.6 million, $2.3 million and $2 million, respectively.

- - - ----------------------------------------------------------------------------
I. FINANCIAL DATA BY GEOGRAPHIC AREA
                            U.S.          U.K.       Other International
(In thousands)           Operations    Operations         Operations       Eliminations    Consolidated
- - - -------------------------------------------------------------------------------------------------------
1994
Revenues:
    Customers               $72,703        $9,070          $2,611                               $84,384
    Intercompany              2,900                         3,913            $(6,813)
- - - -------------------------------------------------------------------------------------------------------
    Total                    75,603         9,070           6,524            $(6,813)            84,384
- - - -------------------------------------------------------------------------------------------------------
Operating income (loss)      14,013           667            (826)                --             13,854
- - - -------------------------------------------------------------------------------------------------------
Identifiable assets         $80,788        $5,413          $3,170                 --            $89,371
- - - -------------------------------------------------------------------------------------------------------
- - - -------------------------------------------------------------------------------------------------------
1993
Revenues:
    Customers               $51,278        $8,007          $1,740                               $61,025
    Intercompany              1,895                         2,215            $(4,110)
- - - -------------------------------------------------------------------------------------------------------
    Total                    53,173         8,007           3,955             (4,110)            61,025
- - - -------------------------------------------------------------------------------------------------------
Operating income (loss)       6,481           858            (651)           $    (8)             6,680
- - - -------------------------------------------------------------------------------------------------------
Identifiable assets         $58,445        $4,547          $1,579                 --            $64,571
- - - -------------------------------------------------------------------------------------------------------
- - - -------------------------------------------------------------------------------------------------------


IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


- - - --------------------------------------------------------------------------------
I. FINANCIAL DATA BY GEOGRAPHIC AREA (continued)

"Other International Operations" relate primarily to subsidiaries in Belgium, Canada, France, Germany and Italy. Intercompany revenues between geographic areas are accounted for at prices representative of unaffiliated party transactions of a similar nature.

Revenues from markets outside the United States were as follows (dollars in thousands):

                                                                 1994         1993
- - - ----------------------------------------------------------------------------------
U.K operations                                               $  9,070     $  8,007
Other international operations                                  2,611        1,740
Export                                                         13,062        7,226
- - - ----------------------------------------------------------------------------------
                                                              $24,743      $16,973
- - - ----------------------------------------------------------------------------------
Percentage of total revenues                                       29%          28%
- - - ----------------------------------------------------------------------------------
- - - ----------------------------------------------------------------------------------


The majority of "Export" revenues, some of which are generated through independent distributors, results from product licenses and services sold to customers in Europe.

- - - --------------------------------------------------------------------------------
J.  QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended June 30, 1994 (thousands of dollars, except per share data):

- - - ---------------------------------------------------------------------------
Fiscal 1994                       Sept. 30   Dec. 31   March 31    June 30
- - - ---------------------------------------------------------------------------
Total revenues                     $15,352   $19,236    $18,038    $31,758
Gross profit                         9,883    13,514     11,519     22,452
Net income                             810     2,043      1,203      4,414
Earnings per share                     .11       .26        .15        .57

- - - ---------------------------------------------------------------------------
Fiscal 1993                       Sept. 30   Dec. 31   March 31    June 30
- - - ---------------------------------------------------------------------------
Total revenues                     $11,231   $13,965    $13,317    $22,512
Gross profit                         7,160     9,613      8,458     15,944
Net income (loss)                      618     1,383       (821)*    3,104
Earnings (loss) per share              .08       .18       (.12)*      .41

* includes a one-time charge relating to the purchase of research and development (see Note B), which had the effect of reducing results of operations by approximately $1,560 or $.21 per share.

IMRS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

- - - ---------------------------------------------------------------------------
K.  SUBSEQUENT EVENT

On September 27, 1994, the Company agreed in principle to purchase an office facility in Stamford, Connecticut for $11.4 million. The Company has outgrown, particularly with respect to increases in research and development activities, the offices it currently leases in Stamford. The new location has approximately 140,000 square feet of existent office space and it offers the possibility of expansion.

The purchase price is to be financed by the Connecticut Development Authority ("CDA," an agency of the State of Connecticut) through a $9.5 million mortgage loan, with Company funds to be used for the balance. In the interest of Connecticut-based jobs, the CDA has agreed to such financing over a 15-year period at LIBOR minus 2%, subject to, among other things: (i) the creation of a specified number of new Connecticut-based jobs, (ii) a 10-year residency in the state, and (iii) the payment of the remaining unpaid principal at year ten. Violations of certain such covenants, if any, would result in additional interest charges and/or a penalty payment.

The purchase transaction is subject to a third party's right of first refusal to acquire the property which right expires in October 1994, as well as the outcome of customary due diligence procedures, including independent appraisals of the property, and the execution of a definitive purchase and sale agreement. In the meantime, the Company continues its evaluation of various other expansion alternatives.

COMMON STOCK DATA

The Company's Common Stock is listed on the NASDAQ National Market System under the symbol "IMRS." The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock as reported on the NASDAQ
National Market System.

- - - -----------------------------------------------------------------------------
Fiscal 1993:                                                High        Low
- - - -----------------------------------------------------------------------------
     First quarter                                        $17 1/2    $14 1/4
     Second quarter                                        24 3/4     15 1/4
     Third quarter                                         25         12 1/4
     Fourth quarter                                        19 1/2     11 3/4
- - - -----------------------------------------------------------------------------
FISCAL 1994:                                                HIGH        LOW
- - - -----------------------------------------------------------------------------
     First quarter                                        $21 1/2    $16 1/4
     Second quarter                                        27 1/8     19
     Third quarter                                         28 3/4     21 3/4
     Fourth quarter                                        26 1/4     19 1/4
- - - -----------------------------------------------------------------------------
FISCAL 1995:                                                HIGH        LOW
- - - -----------------------------------------------------------------------------
     First quarter (through September 15th)               $35 3/4    $21 7/8

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all earnings to finance future growth and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's credit agreement with its bank contains covenants that restrict the Company regarding the payment of dividends.

As of September 15, 1994, the Company had 74 stockholders of record and approximately 1,800 beneficial holders of its Common Stock.

STOCKHOLDER INFORMATION                         BOARD OF DIRECTORS                         IMRS CORPORATE HEADQUARTERS
COMMON STOCK                                    James A. Perakis                           777 Long Ridge Road
The Company's Common Stock is listed            Chairman of  the Board                     Stamford, CT 06902
on the NASDAQ National Market System            President and Chief Executive Officer,     Tel (203) 321-3500
under the symbol "IMRS".                        IMRS Inc.                                  Fax (203) 322-3904

FORM 10-K                                       Marco Arese Lucini
Copies of the Company's Annual Report           Co-Founder, IMRS Inc.                      REGIONAL OFFICES
on Form 10-K are available upon written                                                    Atlanta
request from:                                   Gary G. Greenfield                         Boston
    IMRS Inc.                                   Chief Operating Officer                    Calgary
    Investor Relations Department               INTERSOLV, Inc.                            Chicago
    777 Long Ridge Road                         (software)                                 Dallas
    Stamford, CT 06902                                                                     Denver
                                                Harry S. Gruner                            Detroit
ANNUAL MEETING                                  General Partner, JMI, Inc.                 Houston
The annual meeting of stockholders will         (investment group)                         Los Angeles
be held Tuesday, November 15, 1994,                                                        Newark
9:00 am at the Hyatt Regency Greenwich,         William W. Helman IV                       Ottawa
Old Greenwich, Connecticut.                     General Partner,                           Philadelphia
                                                Greylock Limited Partnership               St. Louis
TRANSFER AGENT AND REGISTRAR                    (venture capital)                          San Francisco
The transfer agent and registrar for the                                                   Seattle
Company's Common Stock is the American          Aldo Papone                                Tampa
Stock Transfer & Trust Company.                 Senior Advisor                             Toronto
                                                American Express Company                   Washington, D.C.
INDEPENDENT AUDITORS                            (financial services)
Ernst & Young LLP
Stamford, Connecticut                           Robert W. Thomson
                                                Founder, IMRS Inc.
LEGAL COUNSEL
Kleban & Samor, P.C.                                                                       INTERNATIONAL OFFICES
Southport, Connecticut                          EXECUTIVE OFFICERS                         Brussels
                                                                                           Frankfurt
Testa, Hurwitz & Thibeault                      James A. Perakis                           Hong Kong
Boston, Massachusetts                           President and CEO                          London
                                                                                           Manchester
                                                Terence W. Rogers                          Milan
USER GROUP                                      Executive Vice President                   Paris
                                                                                           Rome
                                                David M. Sample                            The Netherlands
Elected representatives from the following      Senior Vice President
companies serve on the 1994 IMRS User
Group Steering Committee:                       John N. Adinolfi
                                                Vice President - Marketing
American Brands
American General                                Thomas E. Bell
American National Can                           Vice President - Product Development       DISTRIBUTORS
AT&T                                                                                       Australia - KPMG
Bon Secours Health Systems                      Gordon O. Rapkin                           Austria - Al Informatics
Caltex Petroleum                                Vice President - Product Management        Japan - Arthur Andersen
ITT Corp.                                       and Planning                               Mexico - Consultores de Integracion
Otis Elevator Company                                                                        de Sistemas S.A. de C.V.
Siecor                                          Lucy Rae Ricciardi                         New Zealand - KPMG
Tenneco                                         Vice President and Chief Financial         Scandinavia - IMRS Nordic
                                                Officer                                    South Africa - Prologic Decision
                                                                                             Support Ltd.
                                                Craig M. Schiff                            Southeast Asia - Delteq Systems Pte Ltd.
                                                Vice President - Products and Services     Spain - Arthur Andersen Auditores S.A.
                                                and Corporate Secretary                    Switzerland - Arthur Andersen AG



Fastar, FinalForm, Financial Intelligence, Hyperion, IMRS, IMRS OnTrack, Interactive MC, Micro Control, and Retrieve-MC are registered trademarks, and Hyperion Financials, Hyperion SQL, and IMRS Forms are trademarks of IMRS Inc. All other trademarks and company names mentioned are the property of their respective owners.